Exhibit 99

March 06, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation

It is hereby informed that, a penalty of Rs. 0.01 crore has been imposed on the Bank by State Tax Officer, Gujarat for matter/s mentioned in the below table.

The details are as follows:

Sr. no	Particulars	Details
1.	Name of the authority	State Tax Officer Gujarat.

2.	Period Involved	F.Y. 2018-19

3.	Nature and details of the action(s) taken, initiated or order(s) passed	Disallowance of Input Tax Credit - Order passed under section 73 of CGST Act.

4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	06-March-2024

5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Disallowance of Input Tax Credit

6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.20 crore (includes tax, interest, and penalty)

The Bank is evaluating appropriate legal remedy, including appeal, as per law.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary